

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 26 2015

Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43852

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** AND ENDING **12/31/14**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SMBC Nikko Securities America, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

277 Park Avenue

(No. and Street)

New York   **New York**   **10172**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Naoya Miyagaki, President   **(212) 224-5301**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP

(Name – *if individual, state, last, first, middle name*)

345 Park Avenue   **New York**   **New York**   **10154**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ **Certified Public Accountant**
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Naoya Miyagaki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SMBC Nikko Securities America, Inc.** , as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

LESLIE A. STERN
NOTARY PUBLIC-STATE OF NEW YORK
No. 02ST6206119
Qualified in New York County
My Commission Expires June 08, 2017

_____
Signature

President

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Reqairements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
SMBC Nikko Securities America, Inc.:

We have audited the accompanying statement of financial condition of SMBC Nikko Securities America, Inc., (an indirect wholly owned subsidiary of Sumitomo Mitsui Banking Corporation), as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of SMBC Nikko Securities America, Inc. as of December 31, 2014, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 24, 2015

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of Sumitomo Mitsui Banking Corporation)

Statement of Financial Condition

December 31, 2014

Assets

Cash and cash equivalents	$ 43,968,744
Securities purchased under agreements to resell, net	3,064,744,880
Securities owned, at fair value (including security pledged of $29,989,313)	53,149,677
Underwriting fee receivable	14,777,077
Receivable from brokers, dealers and clearing organizations	8,201,796
Receivable from affiliates	3,773,332
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $394,255	1,693,615
Deferred tax assets	2,988,844
Other assets	9,306,431
Total assets	$ 3,202,604,396

Liabilities and Stockholders' Equity

Liabilities:	
Securities sold under agreements to repurchase, net	$ 2,888,274,008
Securities sold, not yet purchased, at fair value	19,019,171
Payable to brokers, dealers and clearing organizations	4,554,235
Payable to affiliates	4,134,508
Accounts payable, accrued expenses, and other liabilities	9,863,833
Total liabilities	2,925,845,755
Commitments and contingencies	
Subordinated debt	25,000,000
Stockholders' equity:	
Common stock:	
Class A, $0.10 par value. Authorized 50 shares; issued and outstanding 10 shares	1
Class B, $0.10 par value. Authorized 9,950 shares; issued and outstanding 1,250 shares	125
Class C, $0.10 par value. Authorized 10,000 shares; issued and outstanding 905 shares	91
Additional paid-in capital	148,507,895
Retained earnings	103,250,529
Total stockholders' equity	251,758,641
Total liabilities and stockholders' equity	$ 3,202,604,396

See accompanying notes to statement of financial condition.

(1) Organization

SMBC Nikko Securities America, Inc. (the Company or SMBC SI) is an indirect wholly owned subsidiary of Sumitomo Mitsui Banking Corporation (SMBC or the Parent). SMBC is a direct, wholly owned subsidiary of Sumitomo Mitsui Financial Group, Inc. (SMFG), which offers a diverse range of financial services to individuals and corporations. SMBC owns 70% of the Class A common stock, 80% of the Class B common stock and 80% of the Class C common stock. SMBC Financial Services, Inc. owns 10% of the Class A common stock, and SMBC Nikko Securities, Inc. (SMBC-Nikko) owns 20% of each of the Class A, Class B and Class C common stock. Refer to Note 7, Stock Rights and Privileges.

SMBC SI is registered as a broker dealer under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority (FINRA), and is also registered with the Municipal Securities Rulemaking Board. The Company was incorporated on August 8, 1990 and commenced operations in December 1991. The Company is exempt from the Securities and Exchange Commission (SEC) Rule 15c3-3 pursuant to provisions (k)(2)(i) and (2)(ii) of such rule.

The Company engages in trading of U.S. government securities, corporate debt securities and enters into repurchase and reverse repurchase agreements, provides services to assist in the sale of securities underwritten by other entities, and provides advisory services and underwriting services of debt and equity securities. The Company also provides buy-back services to corporate clients for the purchase of clients' own stocks, and acts as selling agent by selling Japanese Domestic Equity Offerings to clients. The Company also acts as an originator, placement, and facility agent in connection with the origination and servicing of asset-backed, secured lending, and asset purchase transactions on behalf of an affiliate. The Company's business lines also include brokerage services for certain debt and equity products, distribution of globally branded research reports, and merger and acquisition advisory services. The primary targets for these services are sophisticated institutional investors such as asset management companies, investment trusts, hedge funds, and trust banks.

(2) Significant Accounting Policies

(a) Basis of Presentation and Use of Estimates

The Company's statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

(b) Recently Issued Accounting Standards

In June 2014, the FASB issued ASU No. 2014-11, *Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures*. This new accounting guidance changes the accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting, which is consistent with the accounting for other repurchase agreements. ASU No.

2014-11 also requires additional disclosures about certain transferred financial assets accounted for as sales and certain securities financing transactions. The accounting change and additional disclosures are effective for the annual reporting periods beginning after December 15, 2014, and was adopted by the Company on January 1, 2015. The adoption of this standard did not have any effect on the statement of financial condition of the Company.

(c) *Cash and Cash Equivalents*

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents include demand deposits held in banks and overnight federal funds sold, which were $20,000,000 at December 31, 2014. The cash and cash equivalents were $43,968,744 as of December 31, 2014.

(d) *Securities Transactions*

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis. Securities transactions of the Company are recorded on a trade-date basis. Securities owned are carried at fair value.

At December 31, 2014, securities owned consist primarily of U.S. treasury securities and corporate debt securities, of which $29,989,313 is pledged to a clearing organization as collateral.

(e) *Securities Sold, Not Yet Purchased*

The Company has sold securities that it does not own (i.e. securities sold short) and is therefore, obligated to purchase such securities at a future date. The Company has recorded this obligation on the statement of financial condition at the fair value of the securities sold short. There is an element of off-balance sheet risk in that, if the securities sold short increase in value, it will be necessary to purchase the securities sold short at a cost in excess of the obligation reflected on the statement of financial condition.

(f) *Repurchase Agreements*

A reverse repurchase agreement (also known as a reverse repo) refers to a transaction that is accounted for as a collateralized lending in which the Company buys securities with an agreement to resell them to the counterparty at a stated price plus interest at a specified date or in specified circumstances. The receivable under a reverse repurchase agreement refers to the amount due from the counterparty for the repurchase of the securities from the Company.

A repurchase agreement (repo) refers to a transaction that is accounted for as a collateralized borrowing in which a counterparty sells those securities to the Company with an agreement to repurchase them at a stated price plus interest at a specified date or in specified circumstances. The payable under a repurchase agreement refers to the amount of the counterparty's obligation recognized for the future repurchase of the securities from the Company. Repurchase and resale agreements are presented on a net basis on the Statement of Financial Condition where permitted by ASC 210-20, *Disclosures, about Offsetting Assets and Liabilities.*

4

The Company's policy is generally to take possession of securities purchased under agreements to resell, and to receive securities and cash posted as collateral (with rights of re-hypothecation). The market value of collateral accepted or pledged by the Company under reverse repurchase agreements and repurchase agreements before offsetting of collateralized transactions was $3,127,369,920 and $2,951,204,147 respectively at December 31, 2014. Substantially all of the collateral accepted has been resold as collateral under repurchase agreements. All collateral received from counterparties are U.S. treasury securities and valued daily, and should the market value of the securities received decline below the principal amount loaned plus, accrued interest, additional collateral is requested when appropriate.

(g) Fair Value Measurement of Financial Instruments

The Company follows ASC 820, *Fair Value Measurement*, which defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements. ASC 820, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. In accordance with ASC 820, when considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 - Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and supported by little or no market activity, and significant to the overall fair value measurement.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

This hierarchy requires the use of observable market data when available. ASC 820 requires disclosure of fair value information for assets and liabilities that are measured at fair value on a recurring or nonrecurring basis on the statement of financial condition after initial recognition, the valuation techniques, and inputs used to develop those measurements. In determining fair value, the Company uses the market approach. Based on this approach, the Company often utilizes certain

assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The following are the types of valuation methodologies for the Company's material categories of financial assets and financial liabilities that are fair valued on the statement of financial condition:

US treasury securities US treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy.

Corporate debt securities Corporate debt securities are valued based on either the most recent observable trade and or external quotes, depending on availability. Corporate debt securities are generally classified as Level 2 in the fair value hierarchy because these valuation inputs are usually observable or market corroborated as obtained from alternative pricing sources.

As of December 31, 2014, the Company has no assets or liabilities measured at fair value on a recurring basis that it classifies as Level 3.

Repo and reverse repos are not carried at fair value on the statement of financial condition, but are carried at amounts which approximate fair value due to their short-term nature and negligible credit risk. The Company reports reverse repo and repo agreements at contract prices, plus accrued interest, which are considered level 2 financial instruments.

(h)   *Furniture, Equipment, and Leasehold Improvements*

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture and equipment is provided on a straight line basis over the assets' estimated useful lives, ranging from three to five years. Amortization on leasehold improvements is provided on a straight line basis over the lesser of the terms of the related leases or useful lives of the improvements.

(i)   *Foreign Currency Transactions*

Assets and liabilities denominated in non-U.S. dollar currencies are remeasured into U.S. dollar equivalents using year-end adjusted spot foreign currency rates.

(j)   *Income Taxes*

The Company accounts for all income taxes in accordance with the asset-and-liability method of accounting required under ASC 740, *Income Taxes*. Under this method, deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

It is the Company's policy that, pursuant to ASC 740, any state or local tax computed based on capital is considered a franchise tax.

(k) *Compensation and Benefits*

The Company pays discretionary cash bonuses to its employees. Starting in 2012, certain cash bonuses are deferred over a service period of three years. An employee with a deferred bonus earns a portion of the cash bonus in each of the three years if they continue employment at the Company. All deferred cash bonuses have clawback provisions. None of the clawback provisions has been triggered for the year ended December 31, 2014. Deferred compensation amounted to $52,435 as of December 31, 2014.

(3) Fair Value of Financial Instruments

The following are types of financial instruments the Company held as of December 31, 2014:

| | Fair Value Hierarchy | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned				
U.S. treasury securities	$ 29,989,313	$ —	$ —	$ 29,989,313
Corporate debt securities	—	23,157,438	—	23,157,438
Other	2,926	—	—	2,926
Total Securities owned	$ 29,992,239	$ 23,157,438	$ —	$ 53,149,677
Liabilities:				
Securities sold, not yet purchased				
U.S. treasury securities	$ 19,019,171	$ —	$ —	$ 19,019,171

(4) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2014 consist of the following:

	Receivable	Payable
Clearing organizations	$ 6,888,171	4,554,235
Trades pending settlement, net	1,313,625	—
Total	$ 8,201,796	4,554,235

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from broker, dealers and clearing organizations relates to the aforementioned transactions.

Net receivable for trades pending settlement represents the contract price of securities to be delivered or received by the Company. Should a counterparty fail to deliver securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2014 approximates the amounts owed. Trades pending settlement at December 31, 2014 were settled without a material effect on the Company's statement of financial condition.

At December 31, 2014, cash included in receivable from brokers, dealers, and clearing organizations amounting to $5,476,556, is pledged to a clearing organization as collateral to meet depository requirements.

(5) Collateralized Transactions

The Company enters into reverse repurchase agreements and repurchase agreements to accommodate customers' needs and invest the Company's capital. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master repurchase agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. The following tables present information about the offsetting of these instruments and related collateral amounts.

	Gross amounts	Amounts offset in the statement of financial condition (i)	Net amounts presented in the statement of financial condition	Noncash collateral not offset in the statement of financial condition (ii)	Net Amount
Assets:					
Securities purchased under agreements to resell	$ 3,122,595,685	(57,850,805)	3,064,744,880	(3,064,744,880)	—
Total	$ 3,122,595,685	(57,850,805)	3,064,744,880	(3,064,744,880)	—
Liabilities:					
Securities sold under agreements to repurchase	$ 2,946,124,813	(57,850,805)	2,888,274,008	(2,888,274,008)	—
Total	$ 2,946,124,813	(57,850,805)	2,888,274,008	(2,888,274,008)	—

(i) Amounts offset in the statement of financial condition related to master netting agreement and similar agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with ASC 210-20.

(ii) Amounts relating to agreements where the Company does not have a legal right of offset as certain criteria are not met in accordance with ASC 210-20. There are limits in the disclosure regarding the inclusion of excess collateral amounts. The amount of collateral pledged is limited to the net amount of securities sold under agreement to repurchase presented on the statement of financial condition, and excludes overcollateralization.

The Company offsets its securities purchased under agreements to resell and securities sold under agreements to repurchase, in accordance with ASC 210-20, *Offsetting*.

(6)   Related-Party Transactions

In the normal course of business the Company engages in transactions with SMBC and affiliated companies including SMBC-Nikko, SMBC New York Branch (SMBC-NY), SMBC Cayman Island Branch (SMBC-CIB), SMBC Capital Markets, Inc. (SMBC-CM), SMBC Rail Services, LLC, Manhattan Asset Funding Company LLC, and SMBC Nikko Capital Markets Limited (SMBC-LTD). The nature of these relationships and a description of the transactions are disclosed below and throughout the notes.

The related-party transactions include but are not limited to trade execution, underwriting referral services, and advisory services. The following amounts related to transactions with SMBC and affiliated companies are included in the accompanying statement of financial condition as of December 31, 2014:

Statement of financial condition:

Cash and cash equivalents	$ 702,505
Securities purchased under agreements to resell	2,851,946,953
Receivable from affiliates	3,773,332
Other assets	751,424
Subordinated debt	25,000,000
Payable to affiliates	4,134,508

The Company has pledged cash collateral to SMBC-NY to secure any unsecured extensions of credit pursuant to Section 23A and 23B of the Federal Reserve Act. At December 31, 2014, such amount is $751,424.

The Company has a $25,000,000 subordinated loan agreement with SMBC-CIB. The loan matures on July 31, 2016, and bears interest at three-month LIBOR plus 60 basis points. The subordinated loan has been approved as regulatory capital by the FINRA and constitutes part of the Company's net capital under the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1), and may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC.

The Company has variable interests as defined by FASB ASC 810-10 in an affiliated variable interest entity (VIE) in the form of fees earned for providing facility and origination services to that entity. The Company has no assets or liabilities reported in its statement of financial condition as of December 31, 2014 that relate to the Company's variable interest in that VIE, and has no exposure to its losses. The Company is not the primary beneficiary of the VIE as defined by FASB ASC 810-10 as it does not have the power to direct the activities that most significantly impact the VIE's financial performance and has no obligations to absorb the VIE's losses. Such power and obligations are shared by other entities. As such, the Company does not consolidate the accounts of the VIE in these financial statement.

(7) Stock Rights and Privileges

Class A common stock, Class B common stock, and Class C common stock are identical in all respects and have equal rights and privileges, except as described in (c) below.

(a) Dividend rights on all classes of common stock may be declared and paid only to the extent of the assets of the Company legally available for the payment of dividends. The declaration and payment of dividends on all classes of common stock is at the sole discretion of the Board of Directors of the Company.

(b) Class dividends may be declared by the Board of Directors, in its sole discretion, payable exclusively to the holders of any of the respective classes of common stock, or to the holders of any or all such classes in equal or unequal amounts, notwithstanding the respective amounts available for dividends to each class, the respective voting and liquidation rights of each class, the amount of prior dividends declared on each class, or any other factor.

(c) The voting rights of each share of the Company's Class A common stock entitles the holder to one hundred (100) votes on any matter on which stockholders of the Company are entitled to vote. Each share of the Company's Class B common stock entitles the holder to point five zero two five one two six (.5025126) votes on any matter on which stockholders of the Company are entitled to vote. Lastly, each share of the Company's Class C common stock entitles the holder to one (1) vote on any matter on which stockholders of the Company are entitled to vote.

(8) Commitments and Contingencies

On July 31, 2013, the Company entered into a committed and revolving line of credit with SMBC-CIB for $100 million. This credit facility is effective until July 31, 2015. Any borrowing will bear a market interest rate agreed upon by SI and SMBC-CIB at the time of the advance. No amounts were drawn down under this facility as of December 31, 2014. The Company is obligated to pay a commitment fee on any unused amount of the revolving facility. The commitment fee payable was $34,444 as of December 31, 2014.

On July 1, 2014, the Company also renewed its uncommitted and revolving multicurrency credit line agreement with SMBC-CIB in an amount up to $1 billion at a market interest rate to be determined by SMBC-CIB. This facility was put in place to ensure that the Company has adequate funds to meet its short-term liquidity needs. This credit facility is effective until June 30, 2015. No amounts were drawn down under this facility as of December 31, 2014.

The Company occupies office space under long-term non-cancelable sublease agreements with SMBC, which expires on various dates through 2021. The rent payable by the Company under the sublease will be equal to its allocable share of the annual rent payable by SMBC under its prime lease.

10

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Notes to Statement of Financial Condition

December 31, 2014

Future minimum rentals under the sublease are estimated as follows:

2015	$ 1,687,359
2016	1,719,238
2017	1,752,073
2018	1,785,893
2019	1,820,728
2020 and thereafter	2,404,383
	$ 11,169,674

In the normal course of business, the Company enters into resale and repurchase agreements that settle at a future date. They are secured by U.S. government securities. These agreements do not meet the definition of a derivative, and therefore, are not recorded on the Statement of Financial Condition until settlement date. At December 31, 2014, the Company does not have any forward contracts.

The Company is involved in litigation arising in the normal course of business from time to time. It is management's opinion that there are no matters pending, which are probable of having a material adverse effect on the financial condition of the Company.

(9) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company executes, settles, and finances securities transactions. These activities expose the Company to off-balance-sheet risk arising from the possibility that the counterparty may fail to satisfy its obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to counterparties.

The Company provides trading, financing, and related services to a diverse group of domestic counterparties, including corporations and institutional investors. In connection with these activities, the Company enters into collateralized reverse repurchase and repurchase agreements that may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis, and by requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

(10) Net Capital Requirements

The Company, as a registered broker dealer in securities, is subject to the net capital requirements of SEC Rule 15c3-1. Effective January 1, 2000, the Company elected the alternative method for calculating net capital. This requires the Company to maintain minimum net capital of the greater of $250,000, or 2%, of aggregate debit items arising from customer transactions, as defined. As of December 31, 2014, the Company's net capital was $241,538,414 which exceeded the required minimum by $241,288,414.

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Notes to Statement of Financial Condition

December 31, 2014

(11) Income Taxes

The Company accounts for income taxes in accordance with ASC 740. The Company's deferred income tax assets as of December 31, 2014 relate primarily to tax basis differences on employee bonus accrual and depreciation. The Company evaluates its uncertain tax positions and the related tax reserves in accordance with the framework set out under ASC 740. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement. As of December 31, 2014, the Company has no unrecognized tax benefits and has accrued no interest or penalties with respect to any tax positions taken.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax assets as of December 31, 2014 are as follows:

Employee bonus accrual	$	3,376,277
Depreciation		(387,433)
Deferred tax assets	$	2,988,844

Although realization is not assured for the above deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings and, accordingly, has not recorded a valuation allowance as of December 31, 2014.

All years subsequent to and including 2010 for U.S. Federal, state and local tax audits remain open to examination by the taxing authorities. The Company is not currently undergoing any such audits.

(12) Employee Benefit Plans

The Company participates in a defined benefit noncontributory retirement plan (Sumitomo Mitsui Banking Corporation Retirement Plan) and a defined contribution plan (Sumitomo Mitsui Banking Corporation 401(k) Plan) sponsored by its Parent, SMBC. The plans cover all eligible local employees. The retirement plan costs are allocated to the Company based on actuarial computations. No separate determination has been made of the actuarial present value of accumulated benefits and the retirement plan's assets as they relate to the employees of the Company. Participants in the 401(k) plan may contribute amounts up to 50% of their eligible compensation, subject to certain limitations. The Company will match 401(k) contributions in an amount equal to the lesser of 100% of the first 3% contributed by the participant or 3% of total eligible compensation. Company matching contributions gradually vest over the first five years of service.

(13) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2014, and through February 24, 2015. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized.